UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nautilus, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nautilus, Inc.
16400 S.E. Nautilus Dr.
Vancouver, WA 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page \
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2007:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	10

SIGNATURE	11

EXHIBIT 23 - Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Nautilus, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Portland, Oregon
June 27, 2008

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments, at fair value (Note 3)	$22,620,794	$20,197,732
Contributions Receivable:
Employee	123,028	116,456
Employer	821,830	827,700
Total receivables	944,858	944,156
LIABILITIES
Other payables	(65,400)	(126,687)
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	23,500,252	21,015,201

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,135)	13,354
NET ASSETS AVAILABLE FOR BENEFITS	$23,491,117	$21,028,555

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS
Investment Income (Loss):
Net (depreciation) appreciation in fair value of investments (Note 3)	$(296,787)	$1,084,125
Interest and dividends	1,455,342	861,962
Net investment income	1,158,555	1,946,087
Contributions:
Participants	3,353,374	2,748,810
Employer	823,095	827,700
Rollover contributions	369,424	2,672,975
Total contributions	4,545,893	6,249,485
Total additions	5,704,448	8,195,572
DEDUCTIONS
Benefits paid to participants	3,241,886	2,971,450
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,462,562	5,224,122
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	21,028,555	15,804,433
END OF YEAR	$23,491,117	$21,028,555

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company”). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan was amended January 1, 2006 to stay current with the Employee Retirement Income Security Act of 1974 (“ERISA”) standards and to standardize operating procedures.

The plan was amended on January 1, 2008 which resulted in a number of changes in vesting, eligibility, loans and deferrals. See note 7 - “Subsequent Events”.

Eligibility - The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of ERISA.

Trustee -T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan’s trustee and holds all investments of the Plan.

Administration of the Plan - The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide recordkeeping services with respect to the Plan.

Contributions - Participants may voluntarily contribute between 1% and 50% of their compensation, limited to $15,500 and $15,000 in 2007 and 2006, respectively, as prescribed by the Internal Revenue Code. Effective October 1, 2006, the Plan initiated “auto-enrollment” in which eligible employees of the Company are automatically enrolled into the Plan the first day of the month following their hire date, unless the participant elects to opt out. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After tax contributions are not permitted by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions and annual employer matching contributions into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds, one stable value fund and a Company common stock fund as investment options for participants. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into the Company common stock fund.

At the end of each plan year, the Company contributes and allocates to each eligible participant matching contributions equal to 50% of the participant’s elective deferral up to 6% of the participant’s eligible compensation. Matching contributions are subject to certain limitations. To become eligible for matching contributions, participants must be employed by the Company for 12 consecutive months. Once eligibility has been established, participants must work a minimum of 1,000 hours during the Plan year and be employed by the Company on the last day of the Plan year to be eligible to receive matching contributions.

Participant Accounts - A separate account is maintained for each participant, which is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan earnings or losses. Allocation of the Plan earnings or losses is based on participant account balances and investment elections. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Payment of Benefits - Upon termination of service, a participant may receive a lump-sum amount equal to his or her vested account value, elect to maintain his or her account in the Plan until a future date, or elect to receive installment payments.

Forfeitures - Forfeited balances of terminated participants’ nonvested accounts are first used to restore participants’ accounts who return to work for the Company within five years from their termination with any excess forfeitures being used to reduce future employer matching contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $53,960 and $83,134, respectively. The Company’s employer matching contributions were reduced by $55,238 and $78,692 from forfeited nonvested accounts for the Plan years ended December 31, 2007 and 2006, respectively.

Loans - Loans to participants are not permitted under the Plan at December 31, 2007.

Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plans Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was adopted as of December 31, 2006.

Investment Valuation and Income Recognition - The Plan’s investments in mutual funds and common stock are stated at fair value which equals the quoted market price on the last business day of the Plan year. The Plan’s investment in the common trust fund (TRP Stable Value Fund) is valued at the net asset value as determined using the estimated fair value on the last day of the Plan year. The estimated fair value of the investment in the TRP Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefits are recorded when paid.

Administrative Expenses - Administrative expenses are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities including mutual funds, common trust fund and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

3.	INVESTMENTS

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows during the years ended December 31, 2007 and 2006:

	2007	2006
Mutual Funds	$263,205	$1,399,204
Company Common Stock	(559,992)	(315,079)
Net (depreciation) appreciation in fair value of investments	$(296,787)	$1,084,125

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
TRP Growth Stock Fund	$4,417,146	$4,041,937
TRP Balanced Fund	2,292,388	2,251,132
TRP Retirement 2030 Fund	2,103,403	1,361,616
Julius Baer International Equity A Fund	2,055,861	1,540,592
TRP Mid-Cap Growth Fund	1,734,755	1,559,189
TRP Stable Value Fund Sch E (*)	1,545,512	1,557,681
TRP Retirement 2040 Fund	1,327,465	N/A
TRP Equity Income Fund	1,324,541	1,247,784
TRP Retirement 2020 Fund	1,317,706	N/A
TRP Small-Cap Value Fund	N/A	1,110,035

N/A - indicates investment did not exceed 5% of the Plan’s net assets available for benefits at that date.

(*)	TRP Stable Value Fund is stated at fair value. Contract value for this fund is $1,536,377 and $1,571,035 at December 31, 2007 and 2006, respectively.

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The TRP Stable Value Fund invests in guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The issuer of a GIC generally takes a deposit and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and specified interest guaranteed to the fund. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

5.	RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company’s common stock at the direction of the participants. Certain Plan investments are shares of mutual funds and the common trust fund managed by T. Rowe Price. T. Rowe Price is the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	INCOME TAX STATUS

The Plan is based on an underlying non-standardized prototype plan which has applied for a letter from the Internal Revenue Service (“IRS”). The opinion letter will indicate whether the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

During the years ended December 31, 2007 and 2006, the Plan failed to pass the requirements for the Actual Deferral Percentage (“ADP”) discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2007 and 2006. The excess contributions are included as other payables in the Statements of Net Assets Available for Benefits at December 31, 2007 and 2006.

7.	SUBSEQUENT EVENTS

On January 1, 2008, the Plan was amended to alter the vesting schedule which reduced the time period for employer contributions to vest, reduced eligibility requirements to allow participation in the plan on the first day of employment, increased the maximum deferral percentage and allowed for employees to take loans from the Plan. In addition, the Plan now contains an automatic annual contribution increase program and matching contributions now occur each pay period.

On April 17, 2008, the Company completed the sale of DashAmerica, Inc. d/b/a Pearl Izumi USA (“Pearl Izumi”), a wholly-owned subsidiary of the Company. At the date of sale, the ability for the Pearl Izumi employees to participate in the plan was terminated. In addition, the Pearl Izumi Board of Directors initiated a plan to transfer fund assets attributable to active employees to another qualified plan. As a result, the Company anticipates additional withdrawals in 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

Statement of net assets available for benefits:	2007	2006
Net assets available for benefits per the financial statements	$23,491,117	$21,028,555
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,135	(13,354)
Net assets available for benefits per the Form 5500, at fair value	$23,500,252	$21,015,201

NAUTILUS, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	MUTUAL FUNDS:
	Bond Funds
	PIMCO Total Return Fund		$728,243
	Stock Funds
*	TRP Balanced Fund		2,292,388
*	TRP Equity Income Fund		1,324,541
*	TRP Equity Index 500 Fund		1,033,552
*	TRP Growth Stock Fund		4,417,146
*	TRP Mid-Cap Growth Fund		1,734,755
*	TRP Mid-Cap Value Fund		491,841
*	TRP Retirement Income Fund		64,608
*	TRP Retirement 2010 Fund		391,413
*	TRP Retirement 2020 Fund		1,317,706
*	TRP Retirement 2030 Fund		2,103,403
*	TRP Retirement 2040 Fund		1,327,465
*	TRP Retirement 2050 Fund		125,703
	Julius Baer International Equity A Fund		2,055,861
	Tygh Capital Management Small Cap Growth Fund		452,368
*	TRP Small-Cap Value Fund		873,153
	Total mutual funds		20,734,146
	COMMON TRUST FUND:
*	TRP Stable Value Fund Sch E		1,545,512
	COMPANY COMMON STOCK:
*	Nautilus, Inc.		341,136
	TOTAL INVESTMENTS		$22,620,794

*	Denotes a party-in-interest with respect to the Plan

(1)	Historical cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

Date: June 27, 2008	By:	/s/ William D. Meadowcroft
William D. Meadowcroft
Chief Financial Officer Nautilus, Inc.